24.0         DATE AND SIGNATURE PAGE

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, México dated February 26, 2009, (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, other short courses and seminars on mineral economics and other technical and economic subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and economic evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the La Parrilla Silver Mine, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 15 – 18 and November 13 – 18, 2007, July 15 - 18 and October 30 – November 1, 2008 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the

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underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7.

I am the primary author of the Technical Report. I am responsible for and supervised the preparation of all the report sections. I have visited the project in May 2007, and November, 2007 and in July and October-November, 2008, and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 26th day of February 2009.

“Leonel López”

______________________________
Leonel López, C.P.G.

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